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Reply Attention of	*Chung H. Yue*
Direct Line	*(416) 865-7296*
Internet Address	*Cyue@mcbinch.com*
Our File No.	*0056106*
Date	*December 14, 2001*

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.



Dear Mesdames/Sirs:

Re: Boliden Limited
File No. 82-4707

As required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith and listed below are relevant documents for the period from the date of our letter of November 22, 2001 through the date of this letter:

1. News release – Boliden announces shareholder approval of redomiciliation to Sweden, November 29, 2001
2. News release – announces final court approval of redomiciliation to Sweden, November 30, 2001; and
3. News release – Boliden reaches agreement regarding closure of mine in Sweden, December 14, 2001.

Yours truly,



Chung H. Yue
Law Clerk

Enclosures
K:\SEC\CHY\BOLIDEN\LETSEC45.DOC


CNW Canada NewsWire

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BOLIDEN LIMITED

Quotes
BOL. (TSE)

 Releases  Earnings

Attention Business Editors:

Boliden announces shareholder approval of redomiciliation to Sweden

TORONTO, Canada and STOCKHOLM, Sweden, Nov. 29 /CNW/ - Boliden Limited announced that its shareholders approved the redomiciliation of the public company parent of the Boliden group of companies from Canada to Sweden at a special meeting held earlier today. The redomiciliation was approved by over 99% of the votes cast in person or by proxy at the meeting.

The redomiciliation will be implemented by way of a plan of arrangement which is subject to court approval. A hearing to obtain court approval is scheduled to take place tomorrow.

Upon completion of the arrangement, the shareholders of the Corporation will be shareholders of Boliden AB, the Corporation will be a wholly-owned subsidiary of Boliden AB and Boliden AB will be the parent company of the Boliden group of companies and a public company. The ordinary shares of Boliden AB have been conditionally approved for listing on the Stockholm and Toronto stock exchanges, subject to completion of the arrangement and fulfilment of the listing requirements of the exchanges.

The following are the key dates in the implementation of the arrangement:

December 4	Final day to trade in common and preferred shares of Boliden Limited
December 5	Trading in ordinary shares of Boliden AB commences
December 7	Record date for determining shareholders entitled to receive shares of Boliden AB
December 10	Shares of Boliden AB registered in register of holders maintained by VPC

-30-

For further information: Jan Johansson, President and Chief Executive Officer, Telephone: (46) 8-610-1500; Investor Relations Department, Boliden AB, Telephone: (46) 8-610-1557

BOLIDEN LIMITED has 55 releases in this database.


CNW Canada NewsWire
02 JAN 18
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BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Boliden announces final court approval of redomiciliation to Sweden

TORONTO, Canada and STOCKHOLM, Sweden, Nov. 30 /CNW/ - Boliden Limited announced today that it received final court approval for the redomiciliation of the public company parent of the Boliden group of companies from Canada to Sweden pursuant to the terms of a plan of arrangement approved by shareholders on November 29, 2001.

-30-

For further information: Jan Johansson, President and Chief Executive Officer, Telephone: (46) 8-610-1500; Investor Relations Department, Boliden AB, Telephone: (46) 8-610-1557

BOLIDEN LIMITED has 56 releases in this database.

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FILE NO.

82-4707


CNW Canada NewsWire

Give us your message. We'll give you the world.

BOLIDEN LIMITED

Quotes
BOL. (TSE)

 Releases  Earnings

Attention Business Editors:

Boliden reaches agreement regarding closure of mine in Spain

STOCKHOLM, Sweden, Dec. 14 /CNW/ - Boliden's Spanish subsidiary Boliden Apirsa has today signed agreements with the Regional Government of Andalucia and with the workers council and unions regarding environmental restoration plans and severance payments.

The agreements for the closure of the mine will be covered by reservations made by the company. Boliden's commitments in Spain are now completed.

-30-

For further information: Jan Johansson, President and CEO, Boliden Ltd
Telephone: + 46 8 610 1602, Mobile: + 46 70 555 02 02

BOLIDEN LIMITED has 57 releases in this database.

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